Exhibit 99.1

Daqo New Energy Signs Two-Year Polysilicon Supply Agreement with JinkoSolar

September 11, 2019, Shihezi, China -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it has signed a two-year polysilicon supply agreement with JinkoSolar Holding Co., Ltd. ("JinkoSolar") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world.

Under the terms of the supply agreement, Daqo New Energy will supply JinkoSolar with 12,000 to 14,400 MT and 15,600 to 21,600 MT of polysilicon during calendar year 2020 and 2021, respectively. Prices will be determined on a monthly basis according to market pricing.

Mr. Shihua Su, Chief Marketing Officer of Daqo New Energy, commented, “We’re very pleased to sign this two-year supply agreement with JinkoSolar which will further strengthen our long-term strategic relationship. JinkoSolar is significantly expanding its mono-wafer capacity as part of their strategy to meet the rapidly changing demand from end customers. Our two companies have a long-standing partnership that spans many years and we are delighted to have been selected for our ability to produce high-purity mono-grade polysilicon. This supply agreement further demonstrates Daqo as the supplier of choice for high-quality mono-grade polysilicon with proven reliability. Once our Xinjiang polysilicon production facility expands to 70,000 MT capacity by the end of this year, we will be able to meet the rapidly growing demand from our mono-solar customers and the global solar PV industry.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions.

JinkoSolar has over 13,500 employees across its 7 productions facilities globally, 15 oversea subsidiaries in Japan, Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and United Arab Emirates, and global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama and Argentina.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world's lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has an annual polysilicon production capacity of 35,000 metric tons, and the Company is undergoing a capacity expansion project and expects to increase its annual polysilicon production capacity to 70,000 metric tons in the first quarter of 2020.

For more information, please visit http://www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In the US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email:tfleming@Christensenir.com